UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

Neuberger Berman Income Opportunity Fund Inc.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

64126L108
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 30, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 64126L108

1	NAME OF REPORTING PERSON WESTERN INVESTMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,677,793
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,677,793
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,677,793
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 64126L108

1	NAME OF REPORTING PERSON ARTHUR D. LIPSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,677,793
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,677,793
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,677,793
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 64126L108

1	NAME OF REPORTING PERSON WESTERN INVESTMENT HEDGED PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 531,300
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 531,300
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 531,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 64126L108

1	NAME OF REPORTING PERSON WESTERN INVESTMENT INSTITUTIONAL PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 84,613
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 84,613
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,613
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 64126L108

1	NAME OF REPORTING PERSON WESTERN INVESTMENT ACTIVISM PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 529,517
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 529,517
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 529,517
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 64126L108

1	NAME OF REPORTING PERSON WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 531,263
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 531,263
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 531,263
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 64126L108

1	NAME OF REPORTING PERSON MATTHEW S. CROUSE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 64126L108

1	NAME OF REPORTING PERSON WILLIAM J. ROBERTS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 64126L108

1	NAME OF REPORTING PERSON GARY G. SCHLARBAUM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 64126L108

1	NAME OF REPORTING PERSON ROBERT A. WOOD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 64126L108

1	NAME OF REPORTING PERSON LYNN D. SCHULTZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 100
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 64126L108

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed by the undersigned.  This Amendment No. 3 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the withdrawal of the proxy statement filed by the Reporting Persons with respect to the Issuer and the Agreement as discussed in further detail in Item 4, each of Mr. Crouse, Mr. Roberts, Mr. Schlarbaum, Professor Wood and Ms. Schultz terminated his or her obligation to act in concert with the other Reporting Persons with respect to the Issuer.  Accordingly, each of Mr. Crouse, Mr. Roberts, Mr. Schlarbaum, Professor Wood and Ms. Schultz is no longer a member of the Section 13(d) group and will cease to be Reporting Persons immediately after the filing of this statement.  The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer, to the extent required by applicable law.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The aggregate purchase price of the 1,677,793 Shares beneficially owned by WILLC is approximately $7,038,044.  The Shares beneficially owned by WILLC consist of 1,100 Shares that were acquired with WILLC’s working capital, 531,300 Shares that were acquired with WIHP’s working capital, 84,613 Shares that were acquired with WIIP’s working capital, 529,517 Shares that were acquired with WIAP’s working capital and 531,263 Shares that were acquired with WITRP’s working capital.

The 100 Shares owned by Ms. Schultz were a gift from WILLC.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 30, 2009 “Western” (as defined in the Agreement and consisting of certain of the Reporting Persons including WILLC, WIHP, WIIP, WIAP, WITRP and Mr. Lipson) entered into an agreement (the “Agreement”) with Neuberger Berman Management LLC, (“Neuberger Berman”), the Issuer’s investment adviser.  Pursuant to the terms of the Agreement, the Issuer, Neuberger Berman High Yield Strategies Fund (“NHS”), Neuberger Berman California Intermediate Municipal Fund Inc. (“NBW”), Neuberger Berman Dividend Advantage Fund Inc. (“NDD”) and Neuberger Berman New York Intermediate Municipal Fund Inc. (“NBO”) (collectively the “Funds”), in addition to the previously announced tender offer for up to 10% of each Fund’s common shares, commencing on May 1, 2009 and expiring on May 29, 2009, at a price equal to 98% of each such Fund’s net asset value (“NAV”) as determined on the date the tender offer expires, have approved the terms of the first tender offer to commence in the Funds’ recently announced semi-annual tender offer program (the “Tender Offer Program”), pursuant to which each Fund will conduct up to four tender offers over a two year period for between 5% and 20% of its outstanding common shares at a price equal to 98% of its NAV, as determined on the day such tender offer expires, provided each Fund’s respective NAV maintains an average daily discount of greater than 10% during a twelve-week measurement period, and have approved the twelve-week measurement period, to commence on June 5, 2009 and ending on August 28, 2009 (the “Measurement Period”), for the initial tender offer (the “Initial Tender Offer”) under the Tender Offer Program.  The Initial Tender Offer shall commence as soon as reasonably practicable after the end of the Measurement Period, but in no event later than ten (10) business days following the end of the Measurement Period, and the Initial Tender Offer shall be for 10% of each respective Fund’s outstanding common shares at a price equal to 98% of such Fund’s NAV calculated at the close of business on the day the tender offer expires.

CUSIP NO. 64126L108

Neuberger Berman also agreed to use commercially reasonable efforts to identify a course of action that will provide each of NDD’s stockholders with liquidity options, including the ability of each stockholder to realize no less than 95% of NAV on their Shares as soon as reasonably practicable following approval by NDD’s Board of Directors (the “Liquidity Event”).  Options include, but are not limited to, liquidation, reorganization into one or more open-end registered investment companies advised and administered by Neuberger Berman or conversion of NDD to an open-end fund.  Neuberger Berman agreed to present and recommend approval of such Liquidity Event to NDD’s Board of Directors no later than June 30, 2009.

Pursuant to the Agreement, Western agreed to withdraw its preliminary proxy statement filed on April 10, 2009 with the Securities and Exchange Commission (“SEC”) with respect to the Issuer and to not deliver or mail any proxy materials to stockholders of the Issuer.

In addition, for a period of three years following the date of the Agreement (the “Restricted Period”), with respect to any registered investment company, managed or sponsored by Neuberger Berman, its affiliates, successors or assigns (the “NB Funds”), Western agreed to, among other things: (i) not submit any stockholder proposals for the vote or consent of stockholders, (ii) nominate any candidate for election as director or trustee or (iii) solicit proxies for any stockholder proposals or nominations of candidates for election as directors or trustees.

In addition, with respect to the NB Funds during the Restricted Period, Western agreed not to (i) encourage, recommend, advise or urge others to put forward stockholder proposals, (ii) indicate support or approval for any stockholder proposals, (iii) cause or permit its shares of common stock to be voted on any matter, other than in accordance with the recommendations of that NB Fund’s Board of Directors, or (iv) solicit or encourage others to vote against any matter recommended by an NB Fund’s Board of Directors.  Western also agreed not to, with respect to the NB Funds during the Restricted Period, purchase or otherwise acquire or obtain voting rights for any securities of the NB Funds, except for certain limited exceptions.

The foregoing description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (c) are hereby amended and restated as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 17,734,383 Shares outstanding, which is the total number of Shares outstanding as of February 27, 2009, as reported in the Issuer’s Definitive Proxy Statement, filed with the Securities and Exchange Commission on April 3, 2009.

As of the close of business on April 30, 2009, WIHP, WIIP, WIAP and WITRP beneficially owned 531,300, 84,613, 529,517 and 531,263 Shares, respectively, representing approximately 3.0%, less than 1%, 3.0% and 3.0%, respectively, of the Shares outstanding.  As the managing member of each of WIIP and WIAP and the general partner of each of WIHP and WITRP, WILLC may be deemed to beneficially own the 1,676,693 Shares owned in the aggregate by WIHP, WIIP, WIAP and WITRP, representing approximately 9.5% of the Shares outstanding, in addition to the 1,100 Shares it holds directly.  As the managing member of WILLC, Mr. Lipson may be deemed to beneficially own the 1,677,793 Shares beneficially owned by WILLC, representing approximately 9.5% of the Shares outstanding.

CUSIP NO. 64126L108

As of the close of business on April 30, 2009, none of Messrs. Crouse, Roberts, Schlarbaum or Professor Wood owned any Shares.

As of the close of business on April 30, 2009, Ms. Schultz directly owned 100 Shares, representing less than 1% of the Shares outstanding.

(c)           Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons since the filing of Amendment No. 2 to the Schedule 13D.  All of such transactions were effected in the open market, unless otherwise noted.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On April 30, 2009, WILLC, WIHP, WIIP, WIAP, WITRP and Mr. Lipson entered into the Agreement as discussed in further detail in Item 4.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1
Compromise and Standstill Agreement by and among Neuberger Berman  Management LLC and Arthur D. Lipson, Western Investment LLC, Western  Investment Hedged Partners L.P., Western Investment Activism Partners LLC,  Western Investment Institutional Partners, LLC, Western Investment Total  Return Partners L.P., Western Investment Total Return Fund Ltd., Benchmark  Plus Institutional Partners, L.L.C., Benchmark Plus Partners, L.L.C. and  Benchmark Plus Management, L.L.C, dated April 30, 2009.

CUSIP NO. 64126L108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2009	WESTERN INVESTMENT LLC

	By:	/s/ Arthur D. Lipson
		Name:	Arthur D. Lipson
		Title:	Managing Member

WESTERN INVESTMENT HEDGED PARTNERS L.P.

By:	Western Investment LLC
General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT INSTITUTIONAL PARTNERS LLC

By:	Western Investment LLC
Managing Member

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT ACTIVISM PARTNERS LLC

By:	Western Investment LLC
Managing Member

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

CUSIP NO. 64126L108

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.

By:	Western Investment LLC
General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

/s/ Arthur D. Lipson
ARTHUR D. LIPSON

/s/ Arthur D. Lipson
ARTHUR D. LIPSON As Attorney-In-Fact for Matthew S. Crouse

/s/ Arthur D. Lipson
ARTHUR D. LIPSON As Attorney-In-Fact for William J. Roberts

/s/ Arthur D. Lipson
ARTHUR D. LIPSON As Attorney-In-Fact for Gary G. Schlarbaum

/s/ Arthur D. Lipson
ARTHUR D. LIPSON As Attorney-In-Fact for Robert A. Wood

/s/ Arthur D. Lipson
ARTHUR D. LIPSON As Attorney-In-Fact for Lynn D. Schultz

CUSIP NO. 64126L108

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 2 to the Schedule 13D

Date of Purchase / Sale	Shares of Common Stock Purchased / (Sold)	Price Per Share ($)

WESTERN INVESTMENT LLC
None

WESTERN INVESTMENT HEDGED PARTNERS L.P.
None

WESTERN INVESTMENT INSTITUTIONAL PARTNERS LLC
04/07/09	18,700	3.2301
04/07/09	12,300	3.2451
04/08/09	13,700	3.2253
04/09/09	200	3.3285
04/13/09	80	3.4085
04/14/09	2,300	3.4211
04/15/09	14,431	3.4684
04/16/09	5,700	3.5646
04/17/09	1,702	3.7085

WESTERN INVESTMENT ACTIVISM PARTNERS LLC
None

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
None

ARTHUR D. LIPSON
None

MATTHEW S. CROUSE
None

WILLIAM J. ROBERTS
None

GARY G. SCHLARBAUM
None

ROBERT A. WOOD
None

LYNN D. SCHULTZ
None